Mail Stop 4561
								January 10, 2006

By U.S. Mail and Facsimile to (781) 994-4710

James R. Jackson, Jr.
Vice President and Chief Financial Officer
MicroFinancial Incorporated
10M Commerce Way
Woburn, MA  01801

Re:	MicroFinancial Incorporated
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
	File No. 001-14771

Dear Mr. Jackson:

      We have reviewed your response filed with the Commission on December 14, 2005, and have the following additional comments. Please provide us with the requested information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis
Critical Accounting Policies, Revenue Recognition page 15
1. We note your response to our prior comment 1 of our letter dated
November 14, 2005. Please tell us how you determined that including estimated cash flows to be received after the contractual lease term in your determination of the residual value of the leased asset is in compliance with SFAS 13. In your response, please explain how you considered paragraph 5(h) - which defines the estimated residual value of the leased property to be the estimated fair value of the leased property at the end of the lease term, and paragraph 5(c) - which defines the fair value of leased property as the price for which the property could be sold in an arm`s-length transaction between unrelated parties.
2. Please tell us how you determined a 30% required rate of return to be an appropriate discount to measure the present value of estimated cash flows to be received after the contractual lease term.
3. In your response to comment 1 of our letter dated November 14, 2005, you provided a sample calculation that resulted in a calculated residual value equal to 12.5% of the original receivable balance. However, you estimate the residual value of the leased asset to be only 10% of the original receivable balance, resulting in a 20% discount to the calculated balance. Please explain your rationale for discounting your calculated residual value and tell us how you determined that a 20% discount was appropriate.

Financial Statements
Note C - Net Investment in Leases, page F-14
4. We note your response to comment 5 of our letter dated November 14, 2005. In your response you state that you applied the guidance in SAB Topic 6L when determining your allowance for credit losses. In SAB Topic 6L.6 the staff concluded that a registrant`s loan loss allowance is considered valid when it accurately estimates the amount
of loss contained in the portfolio. Please provide us with a quantitative analysis that validates your assertion that your allowance for credit losses was an accurate estimate of losses inherent in your portfolio as of each balance sheet date.
5. On page F-14 you state that you provide an allowance for credit losses for leases that are considered impaired. Paragraph 8 of SFAS
5 requires recognition of a loss when (a) information available prior
to the issuance of financial statements indicates that it is probable
that an asset has been impaired and (b) the amount of the loss can be
reasonably estimated. Please tell us how you determine when it is probable that a lease has been impaired.
6. In your response to comment 5 of our letter dated September 13, 2005 you state that you establish as your allowance, on a monthly basis, an amount equal to or greater than 50% of the 90-day delinquency balance. We also note that you typically don`t charge-
off receivables until they are 360 days past due.  Please tell us at
what point you record a loss for the remaining 50% of those receivables which are greater than 90 days delinquent but not yet charged-off. For example, if a receivable is 270 days delinquent but not yet charged off, do you still maintain an allowance for only
50%
of its balance? Wouldn`t your estimate of expected future cash flows from the receivable change the longer the receivable remained delinquent?
7. In your response to comment 5 you state that you believe your methodology is sound and is appropriate in the long term estimate of future losses. Please tell us how you determined that a policy of reserving for future losses complies with GAAP which requires the allowance for credit losses to be based on management`s estimate of probable incurred losses that are inherent in the portfolio.
Refer
to SFAS 5 and EITF Topic D-80.

*	*	*


      	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Please provide us drafts of your proposed revisions, where applicable, and any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3426 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Angela Connell
      Senior Accountant



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James R. Jackson, Jr.
MicroFinancial Incorporated
January 10, 2006
Page 1